weintraub | tobin

Keith A. Kandarian

415.772.9620 direct

kkandarian@weintraub.com

September 26, 2016

Katherine Hsu, Office Chief

Lulu Cheng, Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2,

Sequoia Mortgage Trust 2012-3, Sequoia Mortgage Trust 2012-5,

Sequoia Mortgage Trust 2012-6, Sequoia Mortgage Trust 2013-1,

Sequoia Mortgage Trust 2013-4, Sequoia Mortgage Trust 2013-6,

Sequoia Mortgage Trust 2013-7 and Sequoia Mortgage Trust 2013-8

Forms 10-K for Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File Nos. 333-159791-05, 333-159791-06, 333-179292-02, 333-179292-04,

333-179292-05, 333-179292-06, 333-179292-09, 333-185882-02,

333-185882-03 and 333-185882-04

Dear Ms. Hsu and Ms. Cheng:

This will supplement our response filed on September 20, 2016 on behalf of Sequoia Residential Funding, Inc. (the “Registrant”) responding to the Staff’s oral comment of June 29, 2016 regarding certain of the above-referenced Form 10-Ks. Please be advised that the Registrant has filed a Form 10-K/A for each applicable Form 10-K, as proposed in our correspondence of September 20, 2016.

If you have any questions or need anything else, please do not hesitate to contact me at (415) 772-9620 or my colleague Phillip R. Pollock at (415) 772-9679.

Very truly yours,

weintraub | tobin

/s/ Keith A. Kandarian

Keith A. Kandarian

cc:     Andrew Stone, Sequoia Residential Funding, Inc.

weintraub | tobin law corporation

475 Sansome Street, Suite 1800, San Francisco, California 94111 (415) 433.1400 Fax: (415) 433.3883  www.weintraub.com

SEQUOIA RESIDENTIAL FUNDING, INC.

ONE BELVEDERE PLACE, SUITE 330 PHONE: 415.389.7373

MILL VALLEY, CA 94941 FAX: 415.381.1773

September 26, 2016

Katherine Hsu, Office Chief

Lulu Cheng, Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2,

Sequoia Mortgage Trust 2012-3, Sequoia Mortgage Trust 2012-5,

Sequoia Mortgage Trust 2012-6, Sequoia Mortgage Trust 2013-1,

Sequoia Mortgage Trust 2013-4, Sequoia Mortgage Trust 2013-6,

Sequoia Mortgage Trust 2013-7 and Sequoia Mortgage Trust 2013-8

Forms 10-K for Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File Nos. 333-159791-05, 333-159791-06, 333-179292-02, 333-179292-04,

333-179292-05, 333-179292-06, 333-179292-09, 333-185882-02,

333-185882-03 and 333-185882-04

Dear Ms. Hsu and Ms. Cheng:

In connection with the Form 10-Ks relating to the 2015 calendar year filed with the Securities and Exchange Commission (the “Commission”) by Sequoia Residential Funding, Inc. (the “Registrant”) for the above-referenced Form 10-K filings (the “Form 10-K Filings”), the Registrant hereby acknowledges that:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K Filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K Filings; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Keith A. Kandarian, at (415) 772-9620 with any questions.

Very truly yours,

/s/ Christopher J. Abate

Christopher J. Abate

Chairman of the Board, President, and Chief Financial Officer

Sequoia Residential Funding, Inc.